UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 Boulevard Charles de Gaulle
92700 Colombes, France
Telephone: +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The information in this Report on Form 6-K is being filed to furnish the registrant’s Unaudited Condensed Consolidated Financial Statements at June 30, 2021 and for the six months ended June 30, 2021 and 2020 and the related Management’s Discussion and Analysis. The information in this report shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-177919, 333-180487, 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473 and 333-239968) and Form F-3 (File Nos. 333-250122 and 333-255865).

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at June 30, 2021 and for the six months ended June 30, 2020 and 2021

a) Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2020 and 2021	4

b) Unaudited Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2020 and 2021	5

c) Unaudited Condensed Consolidated Statements of Financial Position at December 31, 2020 and at June 30, 2021	6

d) Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit) for the six months ended June 30, 2020 and 2021	7

e) Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2021	9

f) Notes to the Unaudited Condensed Consolidated Financial Statements	11

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	26

FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements at June 30, 2021 and for the six months ended
    June 30, 2020 and 2021

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Operations

		Six months ended June 30,
	Note	2020	2021
		(in thousands, except ADS and per ADS amounts)
Revenue:
Product revenue		$14,275	$15,941
Other revenue		6,728	9,237
Total revenue	3	21,003	25,178
Cost of revenue:
Cost of product revenue		9,781	10,824
Cost of other revenue		813	901
Total cost of revenue		10,594	11,725
Gross profit		10,409	13,453
Operating expenses:
Research and development	4	14,933	13,102
Sales and marketing		4,135	4,591
General and administrative		4,687	4,967
Total operating expenses		23,755	22,660
Operating loss		(13,346)	(9,207)

Interest expense	5	(7,228)	(6,146)
Interest income		20	24
Change in fair value of convertible debt derivative	15	(14,762)	(2,682)
Impact of debt reimbursement	14-15	1,399	5,177
Foreign exchange gain (loss), net		170	394
Loss before income taxes		(33,747)	(12,440)
Income tax expense (benefit)	6	477	297
Loss		$(34,224)	$(12,737)
Attributable to:
Shareholders of the parent		$(34,224)	$(12,737)
Non-controlling interests		—	—
Basic earnings (loss) per ADS		$(1.34)	$(0.35)
Diluted earnings (loss) per ADS		$(1.34)	$(0.35)
Weighted average number of ADS used for computing:
Basic per ADS		25,502,105	35,894,642
Diluted per ADS		25,502,105	35,894,642

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Six months ended June 30,
	2020	2021
	(in thousands)
Loss for the period	$(34,224)	$(12,737)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods :
Net gain (loss) on cash flow hedge	(58)	(92)
Exchange differences on translation of foreign operations	(125)	125
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	(183)	33
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods :
Re-measurement gains (losses) on defined benefit plans	(24)	(24)
Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods	(24)	(24)
Total other comprehensive income (loss)	(207)	9
Total comprehensive loss	$(34,431)	$(12,728)
Attributable to:
Shareholders of the parent	$(34,431)	$(12,728)
Non-controlling interests	—	—

Sequans Communications S.A.

Unaudited Condensed Consolidated Statements of Financial Position

	Note	At December 31, 2020	At June 30, 2021
		(in thousands)
ASSETS
Non-current assets:
Property, plant and equipment		$9,187	$8,103
Intangible assets	7	25,312	31,535
Deposits and other receivables		588	3,414
Other non-current financial assets		386	374
Total non-current assets		35,473	43,426
Current assets:
Inventories	8	6,225	5,206
Trade receivables	9	17,277	7,433
Contract assets	9	371	806
Prepaid expenses	20	962	2,712
Other receivables		3,264	6,609
Research tax credit receivable	4	5,110	6,724
Short-term deposits	10	10,900	26,500
Cash and cash equivalents	10	7,574	3,783
Total current assets		51,683	59,773
Total assets		$87,156	$103,199
EQUITY AND LIABILITIES
Equity:
Issued capital euro 0.02 nominal value, 149,475,334 ordinary shares, issued and outstanding at June 30, 2021 (133,934,090 at December 31, 2020)	11	$3,269	$3,642
Share premium	11	276,560	298,434
Other capital reserves	12 -14	46,677	54,315
Accumulated deficit		(363,209)	(375,946)
Other components of equity		(423)	(414)
Total equity		(37,126)	(19,969)
Non-current liabilities:
Government grant advances and loans	13	11,203	11,364
Venture debt	14	2,172	—
Convertible debt	15	26,074	32,912
Convertible debt embedded derivative	15	12,395	16,611
Lease liabilities	17	4,762	3,852
Trade payables	19	851	890
Provisions	18	1,874	2,241
Deferred tax liabilities	6-19	19	20
Contract liabilities	19	2,397	254
Total non-current liabilities		61,747	68,144
Current liabilities:
Trade payables		15,701	16,205
Interest-bearing receivables financing	16	14,228	10,755
Venture debt	14	6,104	—
Lease liabilities	17	1,014	1,213
Government grant advances and loans	13	3,867	6,658
Contract liabilities	19	13,145	9,266
Other current liabilities and provisions	18	8,476	10,927
Total current liabilities		62,535	55,024
Total equity and liabilities		$87,156	$103,199

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Note 11)	(Note 11)	(Note 11)	(Notes 11, 12 and 15)
	(in thousands, except share and per share amounts)
At January 1, 2020	95,587,146	$2,403	$233,720	$43,656	$(308,733)	$(319)	$(288)	$(29,561)
Loss for the period					(34,224)			(34,224)
Re-measurement gains (losses) on defined benefit plans							(24)	(24)
Foreign currency translation						(125)		(125)
Net gain on cash flow hedge							(58)	(58)
Total comprehensive income (loss)					(34,224)	(125)	(82)	(34,431)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	474,840	10	22					32
Issue of shares in connection with the public offering of May 2020 (Note 11)	22,330,096	487	28,263					28,750
Issue of shares in connection with the ATM program (Note 11)	970,584	21	1,592					1,613
Conversion of loan (Note 11)	1,715,476	37	2,209					2,246
Transaction costs (Note 11)			(2,971)					(2,971)
Convertible note amendments (Note 15)				(5,266)				(5,266)
Deferred tax effect of debt instruments with equity components (Note 6)				809				809
Other movement				(41)				(41)
Share-based payments				1,292				1,292
At June 30, 2020	121,078,142	$2,958	$262,835	$40,450	$(342,957)	$(444)	$(370)	$(37,528)

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit)

	Attributable to the shareholders of the parent
	Ordinary shares		Share premium	Other capital reserves	Accumulated deficit	Cumulative translation adjustments	Accumulated other comprehensive income (loss)	Total equity
	Shares	Amount
	(Notes 11 and 15)	(Notes 11 and 15)	(Notes 11 and 15)	(Notes 11, 12 and 15)
	(in thousands, except share and per share amounts)
At December 31, 2020	133,934,090	$3,269	$276,560	$46,677	$(363,209)	$(219)	$(204)	$(37,126)
Loss for the period					(12,737)			(12,737)
Re-measurement gains (losses) on defined benefit plans							(24)	(24)
Foreign currency translation						125		125
Net loss on cash flow hedge							(92)	(92)
Total comprehensive income (loss)					(12,737)	125	(116)	(12,728)
Issue of shares in connection with the exercise of options and warrants, and vesting of restricted shares awards	1,041,212	25	72					97
Issue of shares in connection with a private placement with Lynrock on April 2021 (Note 11)	7,272,724	173	9,827					10,000
Conversion of convertible debts (Note 15)	7,227,308	175	12,111	5,386				17,672
Transaction costs (Note 11)			(136)					(136)
Share-based payments				2,252				2,252
At June 30, 2021	149,475,334	$3,642	$298,434	$54,315	$(375,946)	$(94)	$(320)	$(19,969)

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Cash Flows

		Six months ended June 30,
	Note	2020	2021
		(in thousands)
Operating activities:
Loss before income taxes		$(33,747)	$(12,440)
Non-cash adjustment to reconcile loss before tax to net cash used in operating activities:
Amortization and impairment of property, plant and equipment		1,934	1,963
Amortization and impairment of intangible assets	7	2,624	3,721
Share-based payment expense	12	1,292	2,252
Increase (Decrease) in provisions		(40)	253
Interest expense, net		7,274	6,122
Change in fair value of convertible debt embedded derivative	15	14,762	2,682
Convertible debt amendment	15	(1,399)	—
Impact of debt reimbursement	15	—	(5,177)
Foreign exchange loss (gain)		127	(441)
Loss on disposal of property, plant and equipment		—	7
Bad debt expense		18	—
Working capital adjustments:
Decrease (Increase) in trade receivables and other receivables		(3,709)	7,432
Decrease in inventories		802	1,019
Decrease (Increase) in research tax credit receivable		1,680	(635)
Increase in trade payables and other liabilities		4,310	6,891
Decrease in contract liabilities		(5,835)	(7,437)
Increase in government grant advances (1)		919	561
Income tax paid		(180)	(270)
Net cash flow used in operating activities		$(9,168)	$6,503
Investing activities:
Purchase of intangible assets and property, plant and equipment		(2,845)	(6,242)
Capitalized development expenditures		(3,048)	(9,535)
Purchase of financial assets		(27)	(2,814)
Increase of short-term deposit		(17,900)	(15,600)
Interest received		20	24
Net cash flow used in investing activities		$(23,800)	$(34,167)
Financing activities:
Proceeds from issue of warrants, exercise of stock options/warrants granted under share-based payment plans, net of transaction costs		32	96
Public equity offering proceeds, net of transaction costs paid	11	27,453	9,894
Proceeds from (repayment of) interest-bearing receivables financing	16	5,572	(3,341)
Proceeds from governments loans, net of transaction costs	13	5,392	—
Proceeds from interest-bearing research project financing		405	—
Proceeds from convertible debt, net of transaction costs	15	2,050	39,647
Repayment of convertible debt	15	—	(8,750)
Payment of lease liabilities		(786)	(550)
Repayment of interest-bearing research project financing		—	(363)
Repayment of government loans		—	(240)
Repayment of venture debt	14	(2,449)	(8,042)
Interest paid		(1,215)	(4,480)
Net cash flows from financing activities		$36,454	$23,871

Sequans Communications S.A.
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

	Six months ended June 30,
	2020	2021
	(in thousands)
Net increase (decrease) in cash and cash equivalents	3,486	(3,793)
Net foreign exchange difference	(3)	2
Cash and cash equivalents at January 1	14,098	7,574
Cash and cash equivalents at period end	$17,581	$3,783

(1) Including $1.4 million related to the forgiveness of a debt in April 2021 (see Note 13).

Sequans Communications S.A
Notes to the Unaudited Condensed Consolidated Financial Statements

1. Corporate information
Sequans Communications S.A. (“Sequans”) is organized as a limited liability company (“société anonyme”) incorporated and domiciled in the French Republic, with its principal place of business at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France. Sequans, together with its subsidiaries (the “Company”), is a fabless designer, developer and provider of semiconductor chips and modules for IoT devices. The Company’s solutions incorporate baseband processor and radio frequency transceiver integrated circuits along with proprietary signal processing techniques, algorithms and software stacks.
2. Basis of preparation and changes to the Company’s accounting policies
2.1. Basis of preparation
The Condensed Consolidated Financial Statements for the six months ended June 30, 2021 are prepared in accordance with IAS 34 Interim Financial Reporting and were authorized for issue in accordance with a resolution of the board of directors on July 27, 2021.
The Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2020.
These Condensed Consolidated Financial Statements for the six months ended June 30, 2021 have been prepared on a going concern assumption. During 2020 and the six months ended June 30, 2021, we financed our operations primarily through gross proceeds from the issuance of shares through public and private offerings ($29.3 million in 2020 and $9.9 million in 2021), government loans ($7.6 million in 2020 of which $2.2 million was converted into equity in May 2020) and convertible notes ($39.6 million in 2021). We expect to continue to incur significant expense related to the development of our 4G and 5G products and expansion of our business, including research and development and sales and administrative expenses. In addition, we will incur expense to meet our commitments to our customers under various purchase orders and contracts. The Company will be required to obtain additional financing, including through a combination of government research and development funding, strategic licensing and/or service agreements, or additional equity or debt offerings, to meet these cash flow needs.
The Company’s internal cash forecast which is built from sales forecasts by products and by customer, assumes a slightly increasing operating cost structure, ongoing and new government funding of research programs and new strategic funding activities. The Company expects to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, the Company cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic as well as industry-wide component shortages may continue to have a negative impact on the production of the Company's products, the Company's ability to source components needed for production or on the demand for the Company's products by customers whose supply chain or end demand are negatively affected by COVID-19 and/or the component shortage, and as a result could affect the Company’s financial condition. The effects of COVID-19 also could negatively impact the ability of the Company to raise funds to meet its financial needs in the next twelve months and beyond.
While the Company has taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about the Company’s ability to continue as a going concern as there is no assurance that the Company will be successful in satisfying its future cash needs.
2.2. Changes in accounting policy and disclosures
New and amended standards and interpretations
The accounting policies adopted in preparation of the Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020 except for the following new and amended International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of January 1, 2021:
•Interest Rate Benchmark Reform – Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With publication of the phase two amendments, the IASB has completed its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments are effective for annual reporting periods beginning on or after January 1, 2021.The amendments had no material impact on the Company's financial statements.

•IFRS IC decision on IAS 19: Employee benefits: IFRS IC was referred to the methods for calculating commitments for defined benefit plans for which the granting of rights is conditioned by the presence in the Company at the time of retirement (with loss of all rights in the event of early departure) and whose rights depend on seniority, while being capped at a certain number of years of seniority. For plans reviewed by IFRS IC, the limit may apply at a date prior to retirement. The decision of the IFRS IC concluding, in this case, that no rights are acquired in the event of departure before retirement age and that the rights are capped after a certain number of years of service ("X"), the engagement would only be recorded over the last X years of the employee's career in the company. The Company is currently assessing the impact of the decision.
Standards issued but not yet effective
Standards and interpretations issued but not yet effective up to the date of issue of the Company’s Condensed Consolidated Financial Statements are listed below. The Company intends to adopt these standards when they become effective:
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current: In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact of the amendments.

•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Company.

•Reference to the Conceptual Framework – Amendments to IFRS 3: In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations. The amendments are intended to update a reference to the Conceptual Framework without significantly changing the requirements of IFRS 3. The amendments will promote consistency in financial reporting and avoid potential confusion from having more than one version of the Conceptual Framework in use. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments are not expected to have a material impact on the Company.
COVID-19
Management has considered what effect the COVID-19 pandemic has on the amounts recognized in the financial statements. Management has identified potential risks related to the impact on the production of the Company's products, on the Company's ability to source components required for production and on the demand for the Company's products by customers impacted by the pandemic. In the six months ended June 30, 2020, the primary impacts on operations of the COVID-19 pandemic were to increase demand in the broadband IoT business and in the six months ended June 30, 2020 and 2021, were to increase certain costs related to a temporary shortage of components and to delay growth in product revenues due to the limits placed on production capacity driven by the component shortages. As of June 30, 2021, the Company has not identified any impact on its assets and liabilities.
2.3. Other information
No impairment tests on property, plant and equipment or on intangible assets were performed as of June 30, 2021 as no events or changes in circumstances indicated that the carrying amount of those assets was not recoverable.
There is no major seasonality in Sequans’ revenue, although the first quarter tends to be seasonally the weakest for product revenue.
3. Segment information and disaggregated revenue disclosures
The Company has one operating segment, which is the design and marketing of semiconductor components for cellular wireless systems. All information required to be disclosed under IFRS 8 Operating Segments is shown in the Condensed Consolidated Financial Statements and these associated Notes.
Sales to external customers disclosed below are based on the geographical location of the customers. The following table sets forth the Company’s total revenue by region for the periods indicated. The Company categorizes its total revenue geographically based on the location to which it invoices.

	Six months ended June 30,
	2020	2021
	(In thousands)
Asia:
Taiwan	$5,566	$8,691
Korea	7,475	1,089
Rest of Asia	294	667
Total Asia	13,335	10,447
United States of America	6,917	11,850
Rest of world	751	2,881
Total revenue	$21,003	$25,178
Of our total revenue, 99.1% is attributable to international sales for the six months ended June 30, 2021 (99.5% in 2020).
The Company categorizes its total revenue based on type of end user application.

	Six months ended June 30,
	2020	2021
	(In thousands)
Broadband and Critical IoT	$8,390	$4,089
Massive IoT	6,642	14,069
Vertical	5,971	7,020
Total revenue	$21,003	$25,178

Additionally, the Company categorizes its total revenue as product and other revenue, which includes license and service revenue.

	Six months ended June 30,
	2020	2021
	(In thousands)
Product	$14,275	$15,941
License	—	300
Development and other services	6,728	8,937
Total revenue	$21,003	$25,178

The substantial majority of the Company’s non-current assets are held by the parent company, Sequans Communications S.A and located in France.
For the six-month periods ended June 30, 2020 and 2021, customers representing more than 10% of revenue, and related accounts receivables at the end of the period, were:

Customer Customer Location	% of total revenues for the six months ended June 30,		Trade receivables at
	2020	2021	June 30, 2021
A Taiwan	24%	31%	$3,836,951
B United States of America	26%	22%	$1,800,000
C South Korea	35%	Less than 10%	$648,248
When the Company performs under contracts by transferring goods or services before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Where the Company has an unconditional right to payment, these are included in unbilled revenue until billing occurs and classified as trade receivables. As of June 30, 2021, the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) was $5,439,000 for which $4,919,000 is expected to be recognized in the next 12 months and $520,000 in the years after, excluding the amounts related to the development service contract entered into in October 2019, described under Note 19.
4. Research tax credit receivable and product development costs capitalized
The research tax credit in France is deducted from corporate income taxes due; if taxes due are not sufficient to cover the full amount of the credit, the balance is received in cash three years later (one year later if the Company is below certain size criteria). Total research tax credit receivable available in France as of June 30, 2021 is $7,880,000, relating to tax credits receivable for 2020 and to date in 2021. Part of the amount was financed in 2020 and 2021 and the remaining amount is expected to be recovered in 2021, 2026 and 2027 in cash (see Note 16).
The Company also has research tax credits available in the United Kingdom.
In the six months ended June 30, 2021 and 2020, the Company capitalized costs, in compliance with the applicable criteria under IAS 38, Intangible Assets, related to the development of the chipsets for NB-IoT (Monarch 2), LTE Category 1 (the Calliope 2) and 5G, and related to certification. Total amount of capitalized cost in each period was $8,804,000 and $2,599,000, respectively.
5. Interest expenses
The table below presents the major components of interest expenses:

	Six months June 30,
	2020	2021
	(In thousands)
Interest on loans	$4,839	$4,107
Interest on lease contract	327	383
Interest on financing component of long-term development services agreements	1,809	1,415
Interest on supplier payable with extended payment terms	53	81
Other bank fees and financial charges	200	160
Total interest expenses	$7,228	$6,146

For the six months ended June 30, 2021, interest on loans included $4,107,000 related to convertible debt issued in 2021, 2019, 2018 and 2015, venture debt issued in 2018, the French government debt financing received in 2020 and government loans granted in 2015 and in 2020 ($4,750,000 for the six months ended June 30, 2020).

6. Income tax
The major components of income tax expense are:

	Six months ended June 30,
	2020	2021
	(in thousands)
Condensed Consolidated Statement of Operations
Current income tax expense	$79	$297
Deferred income tax expense (benefit)	398	—
Income tax expense (benefit) reported in the Condensed Consolidated Statement of Operations	$477	$297

During the six months ended June 30, 2020, the Company recognized (through equity) a reversal of deferred tax liabilities of $809,000 on the equity component of the convertible debt amended during the period partially offset by a deferred tax expense of $398,000 related to the impact of the extinguishment of the debt following the amendment (See Note 15).
At June 30, 2021 and December 31, 2020, the Company recognized a net deferred tax liability of $20,000 and $19,000, respectively related to origination and reversal of timing differences.
7. Intangible assets
Intangible assets include:

	Capitalized development costs	Licenses	Total
	(in thousands)
Cost:
At December 31, 2020	$16,798	$29,391	$46,189
Additions	8,804	1,074	9,878
Exchange difference	—	96	96
At June 30, 2021	$25,602	$30,561	$56,163
Amortization and impairment:
At December 31, 2020	3,250	17,627	20,877
Amortization	1,187	2,534	3,721
Exchange difference	—	30	30
At June 30, 2021	$4,437	$20,191	$24,628
Net book value:
At January 1, 2021	$13,548	$11,764	$25,312
At June 30, 2021	$21,165	$10,370	$31,535

In the six months ended June 30, 2021, the Company capitalized costs related to the development of the chipsets for NB-IoT (Monarch 2), LTE Category 1 (the Calliope 2) and 5G, and related to certification of products.

8. Inventories

	At December 31, 2020	At June 30, 2021
	(in thousands)
Components	$2,138	$2,223
Finished goods	4,996	3,911
Total inventories at cost	$7,134	$6,134
Depreciation of components	$2	$2
Depreciation of finished goods	907	926
Total depreciation	$909	$928
Components, net	$2,136	$2,221
Finished goods, at the lower of cost and net realizable value	4,089	2,985
Total net inventories	$6,225	$5,206
At December 31, 2020, the amount of $907,000 in depreciation is related to finished goods that have been damaged or units on hand in excess of the units needed to serve the expected demand for identified customers and projects. During the six months ended June 30, 2021, there was no significant change in the provision on components and finished goods.
9. Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally on 30-90 day payment terms.

	At December 31, 2020	At June 30, 2021
	(in thousands)
Trade receivables	$20,537	$11,020
Contract assets	371	806
Provision for credit notes to be issued	(536)	(863)
Provisions on trade receivables	(2,724)	(2,724)
Net trade receivables	$17,648	$8,239
Contract assets are related to the earned consideration in exchange for services transferred to the customer before the customer pays consideration or before payment is due.
In the year ended December 31, 2020 and in the six months ended June 30, 2021, the Company recorded credit notes related to special customers programs such as rebates.
The movements in the provision for impairment of receivables were as follows:

	Year ended December 31, 2020	Six months ended June 30, 20201
	(in thousands)
At January 1,	$2,719	$2,724
Charge for the period	47	—
Utilized amounts	—	—
Unutilized amounts	(42)	—
At period end	$2,724	$2,724

Trade receivables impaired are related primarily to significantly aged receivables, which the Company no longer expects to collect although still subject to enforcement.

The aging analysis of trade receivables and contract assets that were not impaired is as follows:

	Total	Neither past due nor Impaired	Past due but not impaired
			<30 days	30-60 days	60-120 days	>120 days
	(in thousands)
At December 31, 2020	$17,648	$14,232	$2,879	$53	$—	$484
At June 30, 2021	$8,239	$6,874	$327	$26	$1,012	$—

The Company does not assign credit risk rating grades to its trade receivables, but assesses credit risk at the customer level. Based on an analysis of historical credit losses, the Company has not applied any expected credit losses to its outstanding receivables as of the reporting date beyond specific provisions for doubtful accounts.
10. Cash and cash equivalents; short-term deposits

	At December 31, 2020	At June 30, 2021
	(in thousands)
Cash at banks	$7,567	$3,776
Cash equivalents	7	7
Short-term deposits	10,900	26,500
Cash, cash equivalents and deposits	$18,474	$30,283
Cash at banks earns no interest. Cash equivalents in money market funds and term deposits are invested for short-term periods depending on the immediate cash requirements of the Company, and earn interest at market rates for short-term investments. The fair value of cash and cash equivalents is equal to book value. Most of the cash and cash equivalents is held in U.S. dollar and euros as follows:

	At December 31, 2020	At June 30, 2021
	(in thousands)
U.S. dollar denominated accounts	$18,135	$28,752
Euro denominated accounts	154	1,300
GBP denominated accounts	76	13
SGP denominated accounts	44	14
NIS denominated accounts	14	139
RMB denominated accounts	29	51
Other currencies denominated accounts	22	14
Cash, cash equivalents and deposits	$18,474	$30,283
11. Issued capital and reserves
Authorized capital, in number of shares

Authorized capital includes all shares issued as well as all potential shares which may be issued upon exercise of stock options, founders warrants, other warrants, restricted share awards and conversion of convertible debt, or which the shareholders have otherwise authorized for specific capital increases. At December 31, 2020, authorized capital was 147,036,688 ordinary shares with a nominal value of €0.02 each. At June 30, 2021, following approval of resolutions for capital increases approved by the shareholders in June 2021, authorized capital was 312,150,039 ordinary shares with a nominal value of €0.02 each.

The ratio of ordinary shares to ADS is four ordinary shares per ADS.
Shares issued and fully paid
At December 31, 2020, 133,934,090 ordinary shares were issued and outstanding, representing a nominal value of €2,678,000 ($3,269,000). At June 30, 2021, 149,475,334 ordinary shares were issued and outstanding, representing a nominal value of €2,990,000 ($3,642,000).

Capital transactions
On April 9, 2021, the Company increased its capital in connection with a private placement with Lynrock Lake Master Fund LP by issuing 7,272,724 ordinary shares at $1.375 per ordinary share (or $5.50 per ADS). The total offering amounted to $9,999,996. Accordingly, issued capital in the Condensed Consolidated Statement of Financial Position was increased by $172,698 recorded in share capital and by $9,827,297 in share premium. Costs directly attributable to the equity transaction amounting to approximately $0.1 million were deducted from the share premium.
On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 totaling a principal value of $7,750,000, plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares. $175,239 was recorded in share capital in the Condensed Consolidated Statement of Financial Position and $12,111,185 in share premium.
On May 14, 2020, the Company increased its capital in connection with a public offering by issuing 22,330,096 ordinary shares (including 2,912,620 shares from the underwriters' over-allotment option) at $1.2875 per ordinary share (or $5.15 per ADS). The total offering amounted to $28,749,999. Accordingly, issued capital in the Condensed Consolidated Statement of Financial Position was increased by $486,761 recorded in share capital and by $28,263,238 in share premium. Costs directly attributable to the equity transaction amounting to approximately $2.3 million were deducted from the share premium.
On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations, providing for an unsecured shareholder loan in an aggregate principal amount of $2.2 million. The loan accrued interest at 4.0% per annum. On May 15, 2020, the Company completed a private placement of 428,869 ADSs (1,715,476 ordinary shares) to Bpifrance Participations at a price of $5.15 per ADS, which equaled the offering price to the public of ADSs sold in the underwritten public offering that closed on May 14, 2020. As a result of the issuance of ADSs to BPI in the private placement, the loan from BPI pursuant to the Shareholder Loan Agreement between the Company and BPI was discharged and issued capital in the Condensed Consolidated Statement of Financial Position was increased by $37,253 recorded in share capital and by $2,209,589 (before costs of $0.2 million) recorded in share premium.
On March 31, 2020, the Company entered into an At The Market ("ATM") Issuance Sales Agreement (the “Sales Agreement”) with B. Riley FBR, Inc., as agent, pursuant to which the Company could offer and sell, from time to time, through B. Riley FBR, ADSs having an aggregate offering price of up to $35,000,000. In April 2020, the Company sold 242,646 ADS (970,584 ordinary shares) under this agreement, representing $1,613,116 of gross proceeds ($1.1 million of net proceeds taking into account all fees for putting in place the ATM program as well as the agent fees related to the ADSs sold). Accordingly, issued capital in the Condensed Consolidated Statement of Financial Position was increased by $21,114 recorded in share capital and by $1,592,002 (before costs of $0.5 million)recorded in share premium. On June 1, 2020, the Company terminated the ATM agreement, effective June 5, 2020.
12. Share-based payment plans
The expense recognized for employee and other services received during the six months ended June 30, 2021 arising from equity-settled share-based payment transactions was $2,252,000 (six months ended June 30, 2020: $1,292,000).
The breakdown is as follows:

	Six months ended June 30,
	2020	2021
	(in thousands)
Cost of revenue	$9	$30
Research and development	$538	$1,067
Sales and marketing	$235	$423
General and administrative	$510	$732
Total	$1,292	$2,252
During the six months ended June 30, 2021, the board of directors granted 329,280 restricted share awards (RSA). RSA vest over four years, with either 25% vesting after the one-year anniversary of the grant or 50% vesting after the two-year anniversary, and the remaining portion of the grant vesting quarterly over the remaining years. The board of directors granted 96,000 warrants to consultants during this period. In June 2021, following approval at the annual meeting of shareholders, 980,000 warrants were issued to members of the board of directors at an exercise price of $1.49 per ordinary share ($5.96 per ADS). The warrants vest after one year.
During the six months ended June 30, 2021, 375,731 stock options, restricted shares and warrants were canceled. During this period, 59,908 stock options were exercised resulting in the issuance of 59,908 ordinary shares and an increase of nominal capital of 1,450 and an increase of share premium of $94,612. During the six months ended June 30, 2021, 981,304 restricted shares vested and were issued as ordinary shares.
13. Government grant advances and loans
On April 30, 2020, the Company finalized €5 million of French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan. The French loan is unsecured and can, at Sequans’ option, be repaid in full in one year plus 1.75% interest or, with one to four months’ notice before April 30, 2021, be repaid over the following five years. As such, as of December 31, 2020, $1,395,000 has been classified as current. In March 2021, the Company exercised the option to repay over five years with an additional deferral (from August 2022 to May 2026, only interest will be paid from August 2021 to May 2022). As of June 30, 2021, $707,000 has been classified as current and $5,421,000 as non-current.
In January 2016, Bpifrance provided funding to the Company for a new long-term research project, completed in early 2020. The total of the funding amounted to €2,095,000 ($2,288,000 using the exchange rate of the grant dates) comprising a portion in the form of a grant (€668,000 or $729,000) and a portion in the form of a forgivable loan (€1,427,000 or $1,558,000). The funding was paid in four installments, the last of which was received in February 2020 for €365,000 ($405,000 using the exchange rate of the funding date). The grant is recognized as a reduction of research and development expense when corresponding expense is incurred. The forgivable loan advance will be repaid, except if the project is a commercial failure, from July 1, 2020 to July 1, 2024 and bears interests at a 1.17% fixed contractual rate. The difference between the amount of grant received and the present value of future payments discounted using interest rate applied for standard loans with similar maturity amounted to a reduction of $30,000 in the debt carrying value, with such difference being amortized over the contract period. In the event of commercial success, and sales of the product developed under this program are in excess of €3 million ($3.7 million using the exchange rate as of December 31, 2020), then the Company shall pay for four consecutive years after the date of the termination of the refund 13% of the revenues generated by the sales of the products or services (up to a maximum of €600,000, or $736,000, over a period of 10 years). In late 2020, the Company determined that there was not enough market interest for the radio frequency of the product development funded by this grant, and abandoned the project. A request for forgiveness of the debt was made and in April 2021 Bpifrance forgave a large portion of the advance, effectively transforming the advance to a grant and resulting in a one-time benefit of €1,214,000 ($1,442,111 using the exchange rate of the period), recorded as a reduction of Research and Development expenses. The unforgiven portion of €213,000 will be reimbursed in the second half of 2022.
14. Venture debt
On October 26, 2018, the Company entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l (the “Harbert”) whereby Harbert agreed to loan to the Company €12 million ($14.0 million using the exchange rate as of October 26, 2018), at a stated rate of interest of 9%, to be repaid monthly over 42 months. The Company could redeem or repurchase the notes before the maturity date, subject to making certain contractual payments. The contract also required the Company to pay an additional fee equal to 2.5% of the principal at the end of the term. The Bond was secured by various assets of the Company, including intellectual property, and was senior to all the convertible notes. Also on October 26, 2018, the Company issued to Harbert, for a total subscription price of $1.00, warrants to acquire 816,716 shares at an exercise price of $1.34 per share ($5.36 per ADS after the modification of the ratio of shares per ADS). Such warrants are exercisable at any time and expire October 26, 2028.
The amounts received from Harbert, net of transaction costs, were allocated to (i) the warrants for an amount of €712,000 ($819,000 using the exchange rate as of October 26, 2018), which was recorded in Other Capital Reserves in shareholders’ equity, and (ii) the liability component for €10.9 million ($12.8 million using the exchange rate as of October 26, 2018).
During the first twelve months, Sequans was only required to make interest payments. Beginning in November 2019, the Company began to make monthly principal and interest payments of €448,000 ($550,000 using the exchange rate as of December 31, 2020) and which were to continue until April 26, 2022. On April 15, 2021, following the issuance of new convertible debt and a private placement (see Notes 11 and 15), the Company used a portion of these proceeds to prepay in full all amounts due to Harbert.
Interest expense related to the venture debt recorded during the six months ended June 30, 2021 amounted to $701,000 and was paid during the period. Repayments of principal during the six months ended June 30, 2021 amounted to € 6,588,007 ($7,869,000 using the actual exchange rates during the period). The prepayment in full was considered a debt renegotiation. The positive impact of $532,000 was recognized as financial income in the Condensed Consolidated Statement of Operations.
15. Convertible debt

Changes over the six month-period ended June 30, 2020
Effective February 11, 2020, the Company amended the terms of the convertible note issued April 27, 2016 to Nokomis Capital, L.L.C., to extend the maturity of the note to April 14, 2021. In addition, the conversion price was reduced from $2.25 to $1.225 per ordinary share.
Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 notes which have two options. Each option will give the Company the right to extend the term of such note by one year and consequently reset the conversion price to a 20% premium above the 20-day volume weighted average price (VWAP) if it is lower than the existing conversion price. On the first option exercise, the payment-in-kind interest (PIK) would stay at 7% but the holder would be granted a warrant for 10% of the value of the note with a three-year term, at an exercise price of 20% premium above 20-day VWAP. On the second option exercise, the PIK would be adjusted to 9.5%, the previous warrants granted on the first option exercise would be extended by one year and the holder would be granted an additional warrant for 15% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. On the third option exercise, the PIK would be adjusted to 13.5%, and the holder would be granted an additional warrant for 20% of the value of the note with a three year term, at an exercise price of 20% premium above 20-day VWAP. If at any time, the holder converts a note prior to the date of April 2022, it would receive an extra year’s worth of PIK so as to incentivize early conversion. In consideration for entering into the amendments, the warrants that Nokomis owns that were scheduled to expire April 2021 were extended to April 2024 upon the signing of the note amendments.
From an accounting perspective, the amendment of the convertible notes resulted in the extinguishment of the existing notes and issuance of five new notes, accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the notes in cash; and
•An embedded derivative, which reflects the Company's call options to extend the term of each note, the conversion option of Nokomis and in certain cases a repricing to decrease the conversion price.
The change in the liability component before and after the amendment was recorded as financial gain for an amount of $1,399,000.
The fair value of the liability component on the amendment date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 26.3% as the market rate of interest in order to value the liability components.
The embedded derivatives of the notes were valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations. On March 20, 2020, the initial fair value of the embedded derivative of the notes was calculated to be $5,266,000 and recorded in Other Capital reserves in shareholders' equity. The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date. At June 30, 2020, the recalculated fair value was $20,028,000 and the change of the fair value of $14,762,000 for the six-months ended June 30, 2020 was recorded in the Condensed Consolidated Statement of Operations.
Interest accrued on the notes at the rate of 7% per year, paid in kind annually on the anniversaries of the issuance of the notes.
Interest expense related to convertible notes recorded during the six months ended June 30, 2020 amounted to $3,797,000. No repayments of principal nor payment of interest occurred during that period.

Changes over the six month-period ended June 30, 2021
On January 13, 2021, January 17, 2021 and February 12, 2021, Nokomis Capital, L.L.C, converted portions of the convertible note issued in 2015 with a total principal value of $7,750,000 plus accrued interest and conversion bonus of $4,536,438, into a total of 7,227,308 ordinary shares. The recalculated fair value of the embedded derivatives related to the note at the conversion dates was $6,534,000 and the change of the fair value amounted to a loss of $3,269,000. The difference between the capital increase, the liability component and the fair value of the embedded option has been recorded in Other Capital Reserves in shareholders’ equity for an amount of $5,386,000.
On April 9, 2021, the Company entered into a convertible note agreement with Lynrock Lake Master Fund LP in the principal amount of $40.0 million. The convertible note matures in April 2024 and is convertible, at the holder’s option, into the company’s shares at a conversion rate of $1.915 per share (representing $7.66 per ADS), subject to a 9.9% ownership limit for Lynrock Lake.The convertible debt pays interest annually at an interest rate of 5.0625% for cash payments or 6% for payment in kind accruals. Sequans retains an option to call the convertible debt under certain circumstances after 12 months, either in full or in part. If a change of control occurs at any time prior to the payment of the note in full, Lynrock Lake Master Fund LP shall have the right, in its sole discretion, to require Sequans convert or redeem all of the outstanding principal amount (including accrued interest and unpaid interest).
The note was accounted for as compound financial instruments with two components:
•A liability component reflecting the Company’s contractual obligation to pay interest and redeem the bonds in cash; and
•An embedded derivative, which reflects the value of the conversion option.
The initial fair value of the notes was split between these two components.
The fair value of the liability component on the issuance date represented the fair value of a similar liability that does not have an associated equity conversion feature, calculated as the net present value of contractually determined future cash flows, discounted at the rate of interest applied by the market at the time of issue to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The Company used 20.89% as the market rate of interest in order to value the liability components of the note on issuance. The embedded derivative of the note was valued using the Geometric Brownian Motion framework relying on Monte-Carlo simulations.On April 9, 2021, the initial fair value of the embedded derivative of the notes was calculated to be $12,713,000 The change in fair value is remeasured and recorded as financial income or loss at each statement of financial position date.
On April 14, 2021, the Company repaid the remaining amount of the existing convertible debts that were due on April 14 (convertible notes issued in April 2015 and in September 2018) with accrued paid-in-kind interest of 7%. $6,378,104 was repaid for the April 2015 convertible note ($4,250,000 in principal and $2,128,000 as accrued interest) and $5,346,699 ($4,500,000 in principal and $847,000 as accrued interest) for the September 2018 convertible note. The recalculated fair value of the embedded derivatives at the repayment date was $4,645,000 and was recorded as financial income in the Condensed Consolidated Statement of Operations and the change of the fair value amounted to a loss of $934,000.
At June 30, 2021, the recalculated fair value of the remaining convertible debt embedded derivative was $16,611,000 and the change of the fair value of $1,521,000 for the six-months ended June 30, 2021 was recorded in the Condensed Consolidated Statement of Operations.
Interest expense related to convertible notes recorded during the six months ended June 30, 2021 amounted to $2,768,000. A total of $2,975,000 of interest was repaid during that period.
16. Accounts receivable financing agreement
In June 2014, the Company entered into a factoring agreement with a French financial institution whereby a line of credit was made available equal to 90% of the face value of accounts receivable from product sales to qualifying customers. In July 2017, the Company signed an amendment to the initial agreement to include financing of accounts receivable from service revenue up to $800,000. The Company transfers to the finance company all invoices issued to qualifying customers, and the customers are instructed to settle the invoices directly with the finance company. The Company pays a commission on the face value of the accounts receivable submitted and interest on any draw-down of the resulting line of credit. In the event that the customer does not pay the invoice within 60 days of the due date, the receivable is excluded from the line of credit, and recovery becomes the Company’s responsibility. At June 30, 2021, $5,052,000 had been drawn on the line of credit and recorded as a current borrowing (December 31, 2020: $10,421,000).
In May 2020, the Company entered into an agreement to finance the 2020 research tax credit as it is earned over the year. At June 30, 2021, the amount financed was $4,016,000, recorded as current liabilities and does not include retention of $677,000, which are expected to be received in the second half of 2021 ($558,000) and in 2026 ($119,000). The effective interest rate of 6.45% includes expenses related to the financing.
In February 2021, the Company entered into a new agreement to finance the 2021 research tax credit as it is earned over the year. At June 30, 2021, the amount financed was $1,687,000, recorded as current liabilities and does not include retention of
$1,176,000, which is expected to be received in 2022 ($1,012,000) and in 2027 ($164,000). The effective interest rate of 6.20% includes expenses related to the financing.
17. Lease liabilities
The table below present the carrying amounts of right-of-use assets recognized and the movements during the period:

	Real-estate	IT and office equipment	Total
	(In thousands)
As at January 1, 2021	$4,184	$472	$4,656
Additions	—	—	—
Disposals	—	(546)	(546)
Depreciation expenses	(554)	(41)	(595)
Amortization disposals	—	152	152
As at June 30, 2021	$3,630	$37	$3,667
The table below present the carrying amounts of lease liabilities and the movements during the period:

	Lease liabilities	Current	Non-current
	(In thousands)
As at January 1, 2021	$5,776	$1,014	$4,762
Disposals	(422)
Interest expense	383
Foreign exchange loss (gain)	(122)
Payments	(550)
As at June 30, 2021	$5,065	$1,213	$3,852

The rental charges relating to short-term and low value leases remain classified as operating expenses in the Condensed Consolidated Statements of Operations and amounted to $586,000 for the six months ended June 30, 2021.

18. Provisions

	Post- employment benefits	Others	Total	Current	Non-current
	(in thousands)
At December 31, 2020	$1,155	$809	$1,964	$90	$1,874
Arising during the period	85	451	536
Released (used) during the period	—	(90)	(90)
Released (unused) during the period	—	(122)	(122)

At June 30, 2021	$1,240	$1,048	$2,288	$47	$2,241
The provision for post-employment benefits is for the lump sum retirement indemnity required to be paid to French employees. No employee has retired during the period.
“Other provisions” relate primarily to estimated payments to holders of patents which may be deemed as essential under the requirements of the LTE standard of royalties assessed on sales of modules. The provision is based on management’s judgment, taking into consideration the various articles, reports, industry discussions on the subject which were available, and is recorded in the cost of product revenue.

19. Other non-current liabilities

	At December 31, 2020	At June 30, 2021
	(in thousands)
Trade payables	$851	$890
Deferred tax liabilities	19	20
Contract liabilities:
License and development services agreement	2,343	254
Deferred revenue	54	—
Total contract liabilities	$2,397	$254

As of December 31, 2020, trade payables included the non-current part of a supplier debt related to the acquisition of certain intangible assets of $1,916,000, which is scheduled to be paid in 27 months. As of December 31, 2020, $1,139,000 remained of this liability ($244,000 as the non-current portion). As of June 30, 2021, $707,000 remained as current portion. In the six months ended June 30, 2021, the Company contracted a new supplier debt related to the acquisition of certain intangible assets. As of June 30, 2021, $289,000 remained of this liability ($202,000 as the non-current portion). In January 2020, the Company entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. The remaining amount to be paid in June 2024 for this agreement is $1,430,000. This amount has been discounted and as of June 30, 2021, $688,000 is included in non-current trade payables ($607,000 as of December 31, 2020), and the Company records interest expense associated with this amount each reporting period.

At June 30, 2021, the Company recognized a net deferred tax liability of $20,000 ($19,000 at December 31, 2020) related to origination and reversal of timing differences.

On October 24, 2019, the Company signed a multi-year, non-exclusive license and development services agreement with a strategic partner, a Fortune Global 500 company, with an estimated value exceeding $35 million over more than 3 years, subject to the Company achieving certain pre-agreed milestones. The agreement provided for an upfront payment of $18 million, which was received in October 2019, and recorded as a contract liability upon receipt. Quarterly payments of $1.8 million are to be paid to the Company beginning August 2021 with the remaining consideration to be paid upon completion of the final milestone expected to occur in July 2023. The contract also includes clauses that allow for termination in certain circumstances, or in some cases of a change in control of the Company, which could result in a refund of certain or all amounts received under the contract, depending on the circumstances. The Company determined that this agreement includes a financing component related to the upfront payment, which results in the recognition of interest expense over a portion of the term of the agreement. In the six months ended June 30, 2021, the Company recognized revenues for an amount of $5,566,000 ($5,565,000 in the six months ended June 30, 2020) as a result of development services performed and interest expenses on the upfront payment of $1,100,000 ($1,809,000 in 2020). At June 30, 2021, the net remaining contract liability of $5,936,000 was presented on the Statement of Financial Position as current contract liabilities.
In December 2020, the Company signed a 5G technology access and license agreement with a strategic partner for an amount of $4,500,000. The agreement provided for an upfront payment which was received in January 2021. The Company determined that this agreement includes a financing component related to the upfront payment, which will result in the recognition of interest expense over a portion of the term of the agreement. In the six months ended June 30, 2021, the Company recognized revenues for an amount of $1,390,000. At June 30, 2021, the net remaining contract liability of $3,259,000 was presented on the Statement of Financial Position as current contract liabilities for $3,005,000 and the remaining amount of $254,000 as non-current liabilities.

In December 2015, the Company entered into a contract with a customer for certain development services which resulted in the recognition of deferred revenues for $1,940,000 to be recognized on a straight-line basis over four years beginning when the customer’s product is certified by a major U.S. carrier, which occurred in September 2017. As revenues were expected to be recognized until August 31, 2021, a portion of these deferred revenues were presented as non–current liabilities as of December 31, 2020. $243,000 was recognized as revenue in the six months ended June 30, 2021 and 2020. As of June 30, 2021, the remaining amount of deferred revenues of $81,000 has been classified as current, $323,000 of December 31, 2020 and the remainder as non-current.

20. Foreign currency risk and fair value of financial instruments

Foreign currency risk
The Company faces the following foreign currency exposures:
•Operating activities, when revenues or expenses are denominated in different currencies from the functional currency of the entity carrying out these transactions.
•Venture debt and government loans denominated in euros, and lease liabilities are denominated in different currencies while the functional currency of the entity carrying out these transactions is the US dollar.
•Non derivative monetary financial instruments that are denominated and settled in a currency different from the functional currency of the entity which holds them.
During the six months ended June 30, 2021, nearly 100% of total revenues and 91% of total cost of sales are denominated in U.S. dollars. However, as a result of significant headcount and related costs from operations in France, which are denominated and settled in euros (the “structural costs”), the Company has transactional currency exposures which can be affected significantly by movements in the US dollar/euro exchange rates. During the six months ended June 30, 2021, approximately 62% of operating expense is denominated in euros. If there was a 10% increase or decrease in the exchange rate of the U.S. dollar to the euro, the Company estimates the impact, in absolute terms, on operating expenses and on financial liabilities for the six months ended June 30, 2021 would have been $3.1 million.
The Company uses financial instruments, including derivatives such as foreign currency forward contracts, to reduce the foreign exchange risk on cash flows from firm and highly probable commitments denominated in euros.
The following tables present fair values of derivative financial instruments at December 31, 2020 and June 30, 2021.

	At December 31, 2020
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€2,250	$84
Total	€2,250	$84

	At June 30, 2021
	Notional Amount	Fair value
	(in thousands)
Forward contracts (buy euros, sell U.S. dollars)	€1,250	$(5)
Total	€1,250	$(5)
The fair value of foreign currency related derivatives is included in the Condensed Consolidated Statement of Financial Position in "other receivables” at December 31, 2020 and in "other liabilities" at June 30, 2021. The earnings impact of cash flow hedges relating to forecasted operating expense transactions is reported in operating expense. Realized and unrealized gains and losses on these instruments deemed effective for hedge accounting are deferred in accumulated other comprehensive income until the underlying transaction is recognized in earnings or the instruments are designated as hedges.
During the six months ended June 30, 2021, the Company recorded a loss of $92,000 (loss of $58,000 for the six months ended June 30, 2020) in other comprehensive income (loss) related to the effective portion of the change in fair value of its cash flow hedges. During the six months ended June 30, 2021, the amount reclassified from other comprehensive income to Condensed Consolidated Statement of Operations was a gain of $49,000 (loss of $150 during the six-months ended June 30, 2020).
At June 30, 2021, the Company holds $1,531,000 in currencies other than the U.S. dollar compared with $339,000 at December 31, 2020 (See Note 10). The amount received from the BPI loan in May 2020 was denominated in euros and the 2020 and 2021 research tax credit financing were denominated in euros. At June 30, 2021, the Company has loans denominated in euros for a principal amount of $16,590,000 ($25,444,000 at December 31, 2020).

Fair value of financial assets and liabilities
The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies are as follows:
•Cash, cash equivalents, short-term investments, accounts receivable, accounts payable, other receivable and accrued liabilities: due to the short-term nature of these balances, carrying amounts approximate fair value.
•Long-term investments are composed of debt-based mutual funds with traded market prices. Their fair values amounted to $386,000 and $374,000 at December 31, 2020 and June 30, 2021, respectively. The carrying amounts approximate fair value measured based on significant observable input (Level 2).
•Foreign exchange forward and option contracts: the fair values of foreign exchange forward and option contracts were calculated using the market price that the Company would pay or receive to settle the related agreements, by reference to published exchange rates.
•At December 31, 2020 and June 30, 2021, the carrying amount of the debt components of convertible notes approximates fair value, because, with the amendment of the convertible notes in March 2020, the existing notes were extinguished and new notes issued with effective interest rate at the amendment date. There was no change in the fair value since the amendment date.
•As described under Note 15, the fair value of the embedded derivative related to the convertible debt is recalculated at the end of each reporting period. The fair value measured is based on significant observable input (Level 2).
•Interest-bearing receivable financing, government loans and research project financing: carrying amounts approximate fair value.
21. Contingencies

From time to time, the Company has been and may become involved in legal proceedings arising in the ordinary course of its business.
In August 2017, two securities class action lawsuits were filed, which were consolidated into a single lawsuit in September 2017, alleging violations of the U.S. federal securities laws by the Company, the Company's President and CEO, and the Company's Chief Financial Officer. The plaintiffs asserted claims primarily based on purported misrepresentations regarding Sequans’ revenue recognition policy in its Annual Reports on Form 20-F for the fiscal years ended 2015 and 2016. An amended complaint was filed in April 2018, and the Company and the individual defendants subsequently filed a motion to dismiss. On September 30, 2019, the Court issued a decision dismissing the claims against the Company's CFO, but permitting the claims against the Company and the Company's CEO to proceed. After a second mediation session in April 2020, the parties agreed to a settlement for an amount of $2.75 million, which was approved by the Court on September 28, 2020 and paid. The settlement amount and costs to defend were paid by the Company's insurers, except for the $700,000 retention amount paid by the Company and recognized in expense prior to 2020.

Management is not aware of any other legal proceedings that, if concluded unfavorably, would have a significant impact on the
Company's financial position, operations or cash flows.
22. Related party disclosures

There is no single investor who has the ability to control the Board of Directors or the vote on shareholder resolutions.

As of June 30, 2021 and December 31, 2020, BPI France Participation - Fonds Large Venture, a fund managed by Bpifrance owned an estimated 8.8% of the share capital of the Company.

At the annual shareholders meeting on June 30, 2017, the shareholders approved the nomination of Mailys Ferrere to the board of directors. Mrs. Ferrere is employed by BPI France Participation - Fonds Large Venture. Bpifrance provided funding to two consortiums which include the Company in the context of long-term research projects and in loans (See Note 13 Government loans). On April 2, 2020, the Company entered into a Shareholder Loan Agreement with Bpifrance Participations of $2.2 million which was converted into equity on May 15, 2020. On March 5, 2021, the Company executed an agreement with Bpifrance that provides funding to the Company in the context of a long-term research project named CRIIOT, estimated to be completed over a 33-month period. The total value of the project is €5,615,000 ($6,673,000 using exchange rate as of June 30,
2021) in the form of a grant. The funding will be paid in three installments: €1,404,000 ($1,670,000 using exchange rate of the funding date) after the signature of the contract, received in April 2021; €2,808,000 ($3,337,000 using exchange rate as of June 30, 2021) expected to be received between October 26, 2021 and October 26, 2022 based on achievement of milestones and the remaining amount of €1,403,000 ($1,667,000 using exchange rate as of June 30, 2021) at the end of the contract.

In April 2015, the Company completed the sale of a $12 million convertible note, in April 2016 the sale of a $6.0 million convertible note, in September 2018 the sale of a $4.5 million convertible note, in May 2019 the sale of a $3.0 million convertible note and in August 2019 the sale of a $5.0 million convertible note, all to an affiliate of Nokomis Capital, L.L.C., a beneficial owner of 9.9% of the share capital of the Company (see Note 15 Convertible debt). In 2017, the Company amended the terms of the notes issued in 2015 and 2016 and as part of the agreement, Wesley Cummins, a former (as of February 2020) representative of Nokomis Capital, L.L.C., became a board observer in November 2017, and on June 29, 2018, the shareholders approved Mr. Cummins' nomination to the board of directors. Since February 2020 and as of June 30, 2021, Nokomis no longer has representation on the board of directors.

Effective March 20, 2020, the convertible notes issued in April 2015, April 2016, September 2018, May 2019 and August 2019 were amended to grant the Company three options to extend the term of each note, except for the August 2019 which has two options (See Note 15).

In December 2020, January 2021 and February 2021, Nokomis converted the April 2015, April 2016 and May 2019 notes (see Note 15 Convertible debt). As of June 30, 2021, the principal amount and accrued interest of the convertible notes held by an affiliate of Nokomis Capital, L.L.C amounts to $4.7 million.
On February 2, 2021, the board of director approved a consultancy services agreement with ABLE France, a company owned by Yves Maitre, member of the board of directors, for services in business development.
No other transactions have been entered into with these or any other related parties during the six months ended June 30, 2020 and 2021, other than normal compensation (including share based payment arrangements) for and reimbursement of expenses incurred in their roles as Directors or employees of the Company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with Sequans Communications S.A.’s unaudited condensed consolidated financial statements beginning at Page 4 of this report on Form 6-K. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, “Sequans Communications S.A.”, “Sequans Communications”, “the Company”, “we”, “us” and “our” refer to Sequans Communications S.A. and its consolidated subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated financial statements of Sequans Communications S.A. included herein.
In this report on Form 6-K, references to the “euro” or “€” are to the euro currency of the European Union and references to “U.S. dollars” or “$” are to United States dollars. References to the “the Shares” are references to Sequans Communications’ Ordinary Shares, nominal value €0.02 per share, and references to “the ADSs” are to Sequans Communications’ American Depositary Shares (each representing one Ordinary Share), which are evidenced by American Depositary Receipts (ADRs).
The financial information presented herein has been prepared in accordance with International Reporting Financial Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Forward-Looking Statements Safe Harbor
This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report on Form 6-K, including statements regarding our future results of operations and financial positions, business strategy, plans, financing requirements and plans and our objectives for future operations, are forward looking statements. When used in this report, the words “anticipate”, “objective”, “may”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or the negative of these and similar expressions identify forward-looking statements. The information contained in this report on Form 6-K reflects our current views with respect to future events and is based on assumptions and subject to risk and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC as well as our other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. We cannot assure you that our plans, intentions or expectations will be achieved, including our ability to raise funds to implement our business strategy and plans. Our actual results, cash flows, financial position, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

Summary
We are a fabless designer, developer and supplier of cellular semiconductor solutions for massive, broadband and critical “Internet of Things” (IoT) markets. Our solutions incorporate baseband processor and radio frequency, or RF, transceiver integrated circuits, or ICs, along with a front end subsystem and our proprietary signal processing techniques, algorithms and software stacks. Our high performance ICs deliver high throughput, low power consumption and high reliability in a small form factor and at a competitive price.
For 5G/4G massive IoT applications, we provide a comprehensive product portfolio based on our flagship Monarch, Monarch 2 dual mode LTE-M/NB IoT and Calliope and Calliope 2 Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability.

We also address the broadband IoT market, mainly consisting of wide-area use cases that require higher throughput, lower latency and larger data volumes than massive IoT, and the critical IoT market that includes both wide-area and local-area use cases with requirements for extremely low latency and ultra-high reliability. For 5G/4G broadband and critical IoT applications, we offer products based on our Cassiopeia 4G Cat 4/Cat 6 platform and developing a high-end Taurus 5G/4G chip platform, both optimized for low-cost residential, enterprise, and industrial applications.
Management has identified the potential impact of the COVID-19 pandemic on the production of our products, our ability to source components necessary for our production, our ability to operate remotely during government shelter-in-place orders, or demand for our products by customers whose supply chain is impacted or whose demand is curtailed thereby reducing demand for our products. Our business has been affected by the widespread outbreak of COVID-19. Both our suppliers and our customers source certain components necessary for production from manufacturers in locations that have been affected by the outbreak. Further shortages may result in a reduction of production capacity, which could negatively affect our revenues. Any outbreak of contagious diseases, including further expansion of the COVID-19 pandemic, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to operate our business during government shelter-in-place orders, to travel or to manufacture or distribute our products, as well as temporary closures of our facilities and the facilities of our suppliers or customers. As of June 30, 2021, we have not identified any impact on our assets and liabilities.
Results of Operations
Comparison of the Six Months Ended June 30, 2020 and 2021

	Six months ended June 30,		Change
	2020	2021	%
	(Unaudited)
	(in thousands)
Revenue:
Product revenue	$14,275	15,941	12%
Other revenue	6,728	9,237	37
Total revenue	21,003	25,178	20
Cost of revenue:
Cost of product revenue	9,781	10,824	11
Cost of other revenue	813	901	11
Total cost of revenue	10,594	11,725	11
Gross profit	10,409	13,453	29
Operating expenses:
Research and development	14,933	13,102	(12)
Sales and marketing	4,135	4,591	11
General and administrative	4,687	4,967	6
Total operating expenses	23,755	22,660	(5)
Operating loss	(13,346)	(9,207)	(31)
Financial income (expense):
Interest income	20	24	20
Interest expense	(7,228)	(6,146)	(15)
Change in fair value of convertible debt derivative	(14,762)	(2,682)	(82)
Impact of debt reimbursement	1,399	5,177	270
Foreign exchange gain (loss)	170	394	132
Loss before income taxes	(33,747)	(12,440)	(63)
Income tax expense (benefit)	477	297	(38)
Loss	$(34,224)	(12,737)

Revenue
Product revenue increased 12% to $25.2 million in the six months ended June 30, 2021 from $21.0 million in the same period in 2020. In the six months ended June 30, 2021 and 2020, broadband product revenue accounted for approximately 17% and 58%, respectively, of total product revenue, and massive IoT product revenue for approximately 81% and 42%, respectively, of total product revenue.

Total broadband product revenue decreased 68% from $8.3 million in the six months ended June 30, 2020 to $2.7 million in the six months ended June 30, 2021. As expected since the end of 2020, the broadband business declined due to excess inventory and an expected diminishment of demand from the Covid peaks of 2020. Moreover, Verizon announced a voluntary recall of the JetPack Ellipsis, the portable router that includes a Sequans modem, due to a battery heating issue. This decrease was partially offset by our broadband CBRS business, which we expect to grow sequentially this year, making CRBS a new growth opportunity for the broadband business. Our CBRS customers are building devices to serve private networks for factories, utilities, campuses, stadiums, and transportation hubs such as airports and train stations. Total massive IoT product revenue increased 118% from $5.9 million in the six months ended June 30, 2020 to $13.0 million in the six months ended June 30, 2021. The massive IoT business experienced strong growth with a large increase of both Cat 1 and Cat M/NB sales. The Cat 1 Calliope business is shipping to many end-customers in the United States and Japan for various applications, such as metering, vending machines, security and asset tracking. Monarch 2, our second generation Cat M/NB, is now in production and shipping. In the six months ended June 30, 2021, vertical product revenue represented $329,000 and $1,000 for the same period in 2020.

Our top ten customers accounted for 97% and 93% of total revenue in the six months ended June 30, 2020 and 2021, respectively. Our largest customer in the six months ended June 30, 2021 was a distributor based in Taiwan, who serves multiple customers in China and Taiwan and accounted for 31% of our revenue (24% in the same period in 2020). In the six months ended June 30, 2021, a US-based customer represented 22% (26% in the same period in 2020). In the six months ended June 30, 2020, an OEM based in South Korea represented 35% of total revenues, and less than 10% in the same period in 2021.

Other revenue increased 37% from $6.7 million in the six months ended June 30, 2020 to $9.2 million in the same period in 2021, mainly due to revenue recognition related to large strategic deals signed in 2019 and 2020. Development services revenues increased 34% from $6.6 million in the six months ended June 30, 2020 to $8.8 million in the same period in 2021. License and maintenance revenue also increased in the six months ended June 30, 2021 compared to the prior year.

Cost of Revenue
Cost of product revenue increased 11% from $9.8 million in the six months ended June 30, 2020 to $10.8 million in the same period in 2021 mainly due to the increased number of units sold. Cost of other revenue increased 11% from $813,000 in the six months ended June 30, 2020 to $901,000 in the same period in 2021 reflecting additional service revenue from contracts.

Gross Profit
Gross profit increased 29% from $10.4 million in the six months ended June 30, 2020 to $13.5 million in the same period in 2021. Product gross margin increased from 31.5% in the six months ended June 30, 2020 to 32.1% in the same period in 2021 due to a product mix with a higher proportion of chipsets sold partially offset by more sales of lower margin modules during the six months ended June 30, 2021. Other revenue gross margin increased from 87.9% in the six months ended June 30, 2020 to 90.2% in the same period in 2021, due to the nature of the services performed in 2021, which leveraged more of our own technology with less customization work.

Research and Development
Research and development expense decreased 12% from $14.9 million in the six months ended June 30, 2020 to $13.1 million for the six months ended June 30, 2021 reflecting in 2021 a net benefit of $1.2 million from a one-time research and development grant and other one-time items, and higher capitalization of research and development as we began capitalizing 5G development, partially offset by an increase in headcount related to the 5G development effort and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars. There were 259 employees and independent contractors in research and development at June 30, 2021 compared to 227 at June 30, 2020.

Sales and Marketing
Sales and marketing expense increased 11% from $4.1 million in the six months ended June 30, 2020 to $4.6  million in the same period in 2021. The increase primarily reflects higher headcount and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars. There were 46 employees and independent contractors in sales and marketing at June 30, 2021 compared to 39 at June 30, 2020.

General and Administrative
General and administrative expense increased 6% from $4.7 million in the six months ended June 30, 2020 to $5.0 million in the same period in 2021. The increase primarily reflects higher legal fees related to the repayment of the venture debt and issuance of new convertible debt, and higher headcount and expenses in euros impacted by an unfavorable foreign exchange rate between euros and US dollars.

Interest Income (Expense), Net
Net interest expense decreased from $7.2 million in the six months ended June 30, 2020 to $6.1 million in the same period in 2021. The decrease in interest expense in 2021 reflected the conversion of portions of convertible debts that occurred in December 2019, January 2021 and February 2021; and the repayment of the venture debt and of convertible debt in April 2021; partially offset by the interest expense of the new convertible debt issued in April 2021. Interest expense in the six months ended June 30, 2021 included $1.1 million related to the financing component of the upfront payment of the non-exclusive license and development services agreement signed in October 2019 compared to $1.8 million in the same period in 2020, and a full six-months of interest of $0.3 million on the €5 million of new French government debt financing received in May 2020.
Change in fair value of convertible debt embedded derivative
Following the amendments signed in March 2020, our call options to extend the term of each note and in certain cases a repricing to decrease the conversion price have been recorded as an embedded derivative at fair value. The initial embedded derivative of the remaining outstanding note was calculated to be $5,266,000. This fair value is remeasured at each balance sheet date or at the conversion date (for the notes converted in 2020 and 2021). At June 30, 2021, the recalculated fair value of the remaining convertible debt was $4,994,000 and the change of the fair value of $2,682,000 for the six-months ended June 30, 2021 was recorded in the Condensed Consolidated Statement of Operations. At June 30, 2020, the recalculated fair value of the convertible debt outstanding at that time was $20,028,000 and the change of the fair value of $14,762,000 for the six-months ended June 30, 2020 was recorded in the Condensed Consolidated Statement of Operations.
On April 9, 2021, we entered into a new convertible note agreement. The value of the conversion option has been recorded as an embedded derivative at fair value. The initial embedded derivative of the notes was calculated to be $12,713,000. This fair value is remeasured at each balance sheet date. At June 30, 2021, the recalculated fair value of the remaining convertible debt was $11,617,000 and the change of the fair value of $1,096,000 for the six-months ended June 30, 2021 was recorded as a gain in the Condensed Consolidated Statement of Operations.

Foreign Exchange Gain (Loss), Net
We had a net foreign exchange gain of $170,000 in the six months ended June 30, 2020 compared to a net foreign exchange gain of $394,000 in the same period in 2021, primarily due to movements in the U.S. dollar versus the euro.
Income Tax Expense (Income)
In the six months ended June 30, 2021, we recorded current tax expense of $297,000 ($477,000 for the same period in 2020) arising from taxable income incurred at certain subsidiaries.

Liquidity and Capital Resources
Sources of Liquidity
Our cash and cash equivalents and short-term investments were $30.3 million at June 30, 2021, compared to $18.5 million at December 31, 2020. This increase was due primarily to net proceeds from a private placement of equity ($9.9 million net of transaction costs), convertible debt of $39.6 million net of transaction costs and cash provided by working capital ($6.5 million of net cash from operating activities), partially offset by a decrease of $3.3 million from interest-bearing receivables financing, repayment of convertible debt of $8.8 million and repayment of venture debt of $8.0 million.

Our Condensed Consolidated Financial Statements for the six month period ended June 30, 2021 have been prepared on a going concern assumption. Our internal cash forecast is built from a sales forecast by products and by customer, assumes a stable operating cost structure, ongoing and new government funding of research programs and new funding activities. We expect to be able to obtain additional funding through one or more possible license agreements, business partnerships or other similar arrangements; or from financing from institutional or strategic investors, from the capital markets, or a combination of the above. However, we cannot guarantee if or when any such transactions will occur or whether they will be on satisfactory terms. Furthermore, the effects of COVID-19 coronavirus pandemic may continue to have a negative impact on the production of our products, our ability to source components needed for production or on the demand for our products by customers whose supply chain or end demand are negatively affected by COVID-19, and as a result could affect our financial condition. The effects of COVID-19 also could negatively impact our ability to raise funds to meet our financial needs in the next twelve months and beyond.
While we have taken and will continue to take actions to obtain new funding, the above factors raise substantial doubt about our ability to continue as a going concern as there is no assurance that we will be successful in satisfying its future cash needs.

Since inception, we have financed our operations primarily through proceeds from the issues of our shares, convertible notes and venture debt.
Proceeds from the issues of our shares totaled $73.1 million from 2004 to the end of 2010, $59.1 million in net proceeds from our initial public offering on the New York Stock Exchange in April 2011, $135.6 million in net proceeds from our follow-on public offerings in February and November 2013, September 2016, June 2017, January 2018, May 2020 and April 2021 and $2.1 million in net proceeds from debt issued in May 2020 that was subsequently converted.

Proceeds from convertible debt totaled $71.5 million from April 2015 to April 2021. In October 2018, we entered into a bond issuance agreement with Harbert European Specialty Lending Company II S.a.r.l. whereby Harbert loaned to the Company €12 million ($13.8 million).
On April 30, 2020, we finalized €5 million ($5.4 million) of new French government debt financing that was received in May 2020 as part of the French COVID-19 economic support plan.
On February 18, 2019, a strategic investor subscribed for warrants for a total subscription price of $8.4 million.

Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Six months ended June 30,
	2020	2021
	(in thousands)
Net cash used in operating activities	$(9,168)	$6,503
Net cash used in investing activities	$(23,800)	$(34,167)
Net cash from financing activities	$36,454	$23,871
Net increase (decrease) in cash and cash equivalents	$3,486	$(3,793)
Cash and cash equivalents at January 1	$14,098	$7,574
Cash and cash equivalents at end of the period	$17,581	$3,783
Cash Flows used in Operating Activities
Net cash provided by operating activities during the six months ended June 30, 2021 was $6.5 million, reflecting a net loss (before income tax) of $12.4 million, increases in trade payables and other liabilities of $6.9 million, in research tax credit receivable of $0.6 million and in government grant advances of $0.6 million and decreases in trade and other receivables of $7.4 million, in inventories of $1.0 million and in contract liabilities of $7.4 million. In addition, there were several non-cash charges, including depreciation and amortization of $5.7 million, interest expense of $6.2 million, change in the fair value of convertible debt embedded derivative of $2.7 million and share-based compensation expense of $2.3 million during the period. There was a non-cash loss of $5.2 million related to the impact of debt reimbursement.

Net cash used in operating activities during the six months ended June 30, 2020 was $9.2 million, reflecting a net loss (before income tax) of $33.7 million, increases in trade and other receivables of $3.7 million, in trade payables and other liabilities of $4.3 million, in government grant advances of $0.9 million and decreases in inventories of $0.8 million, in research tax credit receivable of $1.7 million and in contract liabilities of $5.8 million. In addition, there were several non-cash charges, including depreciation and amortization of $4.6 million, interest expense of $7.3 million, change in the fair value of convertible debt embedded derivative of $14.8 million and share-based compensation expense of $1.3 million during the period. There was a non-cash loss of $1.4 million related to the convertible debt amendments.

Cash Flows used in Investing Activities
Cash used in investing activities during the six months ended June 30, 2021 and 2020 consisted primarily of purchases of property and equipment and intangible assets of $6.2 million and $2.8 million, respectively, of capitalized development expenditures of $9.5 million and $3.0 million, respectively, and the purchase of the short-term deposits for $15.6 million and $17.9 million, respectively. In the six months ended June 30, 2020, the purchase of intangible assets included licenses purchased for the 5G product development.
Cash Flows from Financing Activities
Net cash provided by financing activities was $23.9 million for the six months ended June 30, 2021, reflecting primarily $9.9 million of net proceeds from a private placement in April 2021 and $39.6 million proceeds from a convertible debt, offset by $3.3 million net repayment on the factoring line of credit, a $8.0 million repayment of the venture debt, a $8.8 million repayment of convertible debt, $0.6 million of lease liabilities, $0.4 million repayment of research project financing and $4.5 million payment of interest. Net cash provided by financing activities was $36.5 million for the six months ended June 30, 2020, reflecting $27.5 million in net proceeds from our follow-on public offerings in May 2020, $5.4 million in proceeds from a French government debt financing, $5.6 million in net proceeds drawn on interest-bearing receivables financing, $2.1 million in net proceeds from debt that was subsequently converted and $0.4 million proceeds from research project financing, offset by $2.4 million repayment of the venture debt, $0.8 million payment of lease liabilities, and a $1.2 million payment of interest.

Trend Information
For the six months ended June 30, 2021, the most significant change in trends that affected our business, results of operations and financial condition was the overall decrease in sales to our major broadband IoT customer after a pandemic-induced peak of demand in 2020, offset by increases in massive IoT sales compared to the prior year, as well as the increases in research and development costs.

Other than the possibility of delays in our customers’ product launches or delays in 4G/5G network deployments, which would have a negative impact on our revenue from 4G/5G products, or as disclosed elsewhere in this report, and except any potential impact from the coronavirus pandemic or the global industry component shortages on our supply chain, our manufacturing partners, or demand from our customers, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements
Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Contractual Obligations
Our contractual obligations relate primarily to convertible debt, non-cancellable operating leases, research project financing, government loans, current liabilities and inventory component and equipment purchase commitments. In 2020, we entered into an agreement with a technology company based in Israel to transfer a team of engineers to the Company for the purpose of accelerating 5G new product development. We are required to pay $1,430,000 in 2024 under this arrangement.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit number	Description
3.1	By-laws (statuts) of Sequans Communications S.A.(English translation), as amended on June 25, 2021

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2021
SEQUANS COMMUNICATIONS S.A.

(Registrant)

                            By: ____________________________________
                            /s/ Deborah Choate

                            Chief Financial Officer